SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, November 11, 2026.

To

B3 – BRASIL, BOLSA, BALCÃO (“B3”)

Praça Antônio Prado, 48, 2º andar

ZIP Code 01010-010, São Paulo, State of São Paulo

Ana Lucia da costa Pereira

Listing And Issuer Oversight Department

B3 S.A. - Brasil, Bolsa, Balcão

c.c.: CVM - Securities Exchange Commission

Mr. Fernando Soares Vieira - Superintendent of Corporate Relations

Mr. André Francisco de Alencar Passaro - Superintendent of Market and Intermediary Relations

Ref.: Letter No. 344/2026-SLE dated November 10, 2026 - BRASKEM - Request for Clarification

Dear Sir/Madam,

We refer to B3 Letter No. 344/2026-SLE (the “Letter”), dated November 10, 2026, pursuant to which you requested clarifications from Braskem S.A. (“Braskem” or the “Company”), as detailed below:

“Ref.: Request for clarification

Dear Sir,

Pursuant to the indenture of the 18th issuance of debentures, amortization and remuneratory interest payments were scheduled for November 9, 2026, which were not settled, rendering the asset in default.

Accordingly, we request that you inform, by November 11, 2026, which measures will be taken by the Company in light of such default and any new payment date, as well as any other information deemed relevant.”

In this regard, the Company clarifies that, as disclosed in the Material Fact dated August 24, 2026, the Company and certain of its subsidiaries (collectively, the “Debtors”) filed a petition for extrajudicial reorganization (the “Petition”), which encompasses unsecured financial obligations, including the Company’s 18th Issuance Debentures, issued on November 9, 2022, in the total amount of R$1.2 billion and divided into two series (BRKMA8 and BRKMB8, collectively, the “Debentures”).

On August 27, 2026, the 2nd Bankruptcy and Judicial Reorganization Court of the Judicial District of São Paulo (the “RE Court”) granted the processing of the Petition, ratifying the stay, for a period of 120 days, already taking into account the deduction of the 60 days granted under the previous decision that had granted the precautionary relief, of all enforcement proceedings in progress against the petitioners by creditors subject to the extrajudicial reorganization: (i) of the statute of limitations applicable to the Debtors’ obligations; (ii) of lawsuits and enforcement proceedings filed against the Debtors, or any other proceeding related to the claims covered, including bankruptcy petitions; and (iii) of orders for withholding, attachment, garnishment, seizure, search and seizure, and judicial or extrajudicial restraint of assets, pursuant to Paragraph 8 of Article 163, combined with Article 6, both of Law No. 11,101/05.

In this context, the Company’s non-payment of the remuneration on the Debentures is supported by the suspension of the enforceability of the claims subject to the Petition, as determined by the RE Court in the aforementioned decision, as well as by Law No. 11,101/05.

The Company reaffirms its commitment to pursuing a consensual, structural and orderly solution for its capital structure, while ensuring the continuity of its operations in the ordinary course of business.

There being no further matters to address at this time, we remain at your disposal for any further clarification that may be required.

Additional information can be obtained from the Investor Relations Department by phone at +55 (11) 3576-9531 or by email at braskem-ri@braskem.com.br.

Sincerely,

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Notice to the Market may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan”, “objective” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Notice to the Market does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.